UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2011
Commission File Number: 001-34656
China Lodging Group, Limited
(Exact name of registrant as specified in its charter)
No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People’s Republic of China
(86) 21 6195-9595
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lodging Group, Limited
	By:	/s/ Tuo (Matthew) Zhang

	Name:	Tuo (Matthew) Zhang
	Title:	Chief Executive Officer
Date: May 11, 2011

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	China Lodging Group, Limited Reports First Quarter of 2011 Financial Results

3